

By Electronic Mail

December 19, 2022

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Investment Managers Series Trust II
        Issuer CIK: 0001587982
        Issuer File Number: 333-191476/ 811-22894
        Form Type: 8-A12B
        Filing Date: December 19, 2022

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application dated December 7, 2022, from the above-referenced issuer and has approved the following securities for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- AXS Esoterica NextG Economy ETF (WUGI)

In order to facilitate timely listing, the Exchange requests acceleration of registration of these securities under Rule 12d1-2 of the Securities Exchange Act of 1934, as amended. Your assistance is greatly appreciated.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Analyst, Listing Qualifications